UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF

THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	King Equity Group Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

7901 4TH ST N STE 300 ST. PETERSBURG, FL. 33702

Telephone Number (including area code): 678-439-8883

Name and address of agent for service of process: \ REGISTERED AGENTS INC.

7901 4TH ST N STE 300 ST. PETERSBURG, FL. 33702

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    YES  ¨    NO  ☒

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Item 1.	Exact name of registrant.

King Equity Group Inc.

Item 2.	Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

State: Florida

Date: 09/03/2020

Item 3.	Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

The registrant is corporation.

Item 4.	Classification of registrant (face-amount certificate company, unit investment trust, or management company).

The corporation is a management company.

Item 5.	If registrant is a management company:

(a)	state whether registrant is a “closed-end” company or an “open-end” company; The corporation is a “closed-end” company.

(b)	state whether registrant is registering as a “diversified” company or a “non-diversified” company (read Instruction 4(i) carefully before replying). Registering as a “Non-Diversified” company.

Item 6.	Name and address of each investment adviser of registrant. The Corporation doesn’t have an investment adviser.

Item 7.

If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

CEO: Anade Davis

Address:    7901 4TH ST N STE 300 ST. PETERSBURG, FL. 33702

STRATEGIC ADVISOR: Safir Monroe

Address:    7901 4TH ST N STE 300 ST. PETERSBURG, FL. 33702

Item 8.	If registrant is an unincorporated investment company not having a board of directors:

(a)	state the name and address of each sponsor of registrant;

NOT APPLICABLE

(b)	state the name and address of each officer and director of each sponsor of registrant;

NOT APPLICABLE

(c)	state the name and address of each trustee and each custodian of registrant.

NOT APPLICABLE

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Item 9.

(a)	State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

NO

(b)	If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

NOT APPLICABLE

(c)	If the answer to Item 9(a) is “no” and the answer to Item 9(b) is “not applicable,” state whether registrant presently proposes to make a public offering of its securities (yes or no).

NOT APPLICABLE

(d)	State whether registrant has any securities currently issued and outstanding (yes or no).

NO

(e)

If the answer to Item 9(d) is “yes,” state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant’s outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant’s outstanding voting securities.

NOT APPLICABLE

Item 10.	State the current value of registrant’s total assets.

NOT APPLICABLE

Item 11.	State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

NO

Item 12.	Attach as an exhibit a copy of the registrant’s last regular periodic report to its security holders, if any.

NOT APPLICABLE

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SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of St.Petersburg and state of Florida on the 3 day of November, 2020.

King Equity Group Inc.

Attest:	/s/ Safir Monroe		By:	/s/ Anade Davis
	Name:	Safir Monroe	Name:	Anade Davis
	Title:	Strategic Advisor	Title:	CEO

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